PRESS RELEASE


Cohoes Bancorp, Inc.                         Hudson River Bancorp, Inc.
75 Remsen Street                             One Hudson City Centre
Cohoes, New York 12047                       Hudson, New York 12534
(518) 233-6500                               (518) 828-4600

Contact: Harry L. Robinson                   Contact: Carl A. Florio
         President                                    President


            Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc.
           Terminate Merger Agreement and Amend Option Agreements


  September 28, 2000 -- Cohoes Bancorp, Inc. (Nasdaq NMS: COHB) and Hudson River Bancorp, Inc. (Nasdaq NMS: HRBT) announced today the mutual termination of the merger of equals agreement entered into on April 25, 2000, pursuant to which Cohoes was to merge with Hudson River. The agreement was terminated as a result of the merger not being approved by the requisite vote of the shareholders of Cohoes at the special meeting held on August 17, 2000. Cohoes and Hudson River also amended their reciprocal stock option agreements to cap the economic value of their stock options in each other at $3.5 million.

  "We are extremely disappointed that this transaction could not be completed. Cohoes is a great company with top quality people, and would have been a fine complement to our existing institution," stated Carl A. Florio, President and Chief Executive Officer of Hudson River.

  Cohoes President Harry L. Robinson said, "Although we are disappointed that our merger with Hudson River couldn't work out, we have nothing but respect for their people and their organization. As for Cohoes, improving our return and enhancing stockholder value will continue to be our number one priority."


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